INVEST IN **RIZOME**

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Climate Smart bamboo building supply company building the cities of the future



rizomeco.com Bradenton FL

Infrastructure | Hardware | Technology | Moonshots | Social Impact

LEAD INVESTOR



Lorn Douglas Retired

My personal mission: "I inhabit a sustainable world of love, gratitude and abundance by exemplifying that and being an inspiration to others." Rizome is in total alignment with this mission and will be healing some of the damage my (Baby Boomer) generation has one to the planet. When I read what Rizome is doing and their vision I feel great to be part of that. Imagine the possibility of sequestering 1% of the worlds carbon emissions just on one island. Rizome can be recreated in the tropics around the planet. With an impending shortage of plywood, which is indispensable to construction, we are the solution!

Invested $10,000 this round & $150,000 previously

Learn about Lead Investors

Highlights

1. 🎋 Global leader in bamboo-engineered lumber
2. ♻️ Planting bamboo in USA for regenerative raw material supply sources
3. 👣 Every $1,000 invested offsets your carbon footprint for a year
4. 🌱 Impact investing: Support mission to sequester 10 gigatons of CO2 by 2050
5. 🌎 Support Indigenous Land Rights & create regenerative circular economies globally
6. 💹 Perfect time: lumber prices at an all-time high and rapidly accelerating $1T addressable market
7. 🏆 Competitive edge: low cost of production & developing the largest bamboo supply in the world
8. 📫 Featured on CNBC News, the Climate Fix, & more

Our Team



Fred Murrell Chairman

Accomplished entrepreneur and lawyer with 30 years of international, executive leadership. VP posts with two Fortune 500 companies, in charge of $1B budgets and experience raising $250M+ in equity.

Our team is committed to ecological, climate, and community health. We have dedicated our lives to creating circular economies that work for everyone. Bamboo is amazing: it grows 10x faster than trees, regrows after harvest, and is 2.5x the strength/weight ratio as steel.



Russell Smith CEO

Construction machinery innovator and international business development specialist with 2 prior breakthrough product launches including one of the first cloud-based SAAS platforms in transportation.



David Sands Chief Design Officer

Serial entrepreneur, innovator behind structural bamboo, and co-founder of Rizome and Bamboo Living. Licensed architect in Hawaii focusing on sustainable building materials.



Troy Carter Chief Strategy Officer

Visionary regenerative entrepreneur, Stanford graduate with prior successful exit and extensive background in financing renewable energy and regenerative agriculture.



Chara Panagopoulos

Why RIZOME?


The Cities of the Future
Will Be Made of Bamboo

The global construction industry is an ecological disaster...

Buildings are the single largest source of global carbon emissions. Steel and cement constitute 15% of emissions, and wood requires massive, unsustainable deforestation. Lumber prices have soared and global demand is growing rapidly due to population expansion, rural flight, and climate migration.


Construction materials & building operations: 39% of global emissions
Cement: 7% of global missions
Steel: 8% of global emissions
Wood: 18.7 million acres/year of new deforestation


We're on a Mission to Make
Urban Development Regenerative

At RIZOME, we're leading an unprecedented revolution in construction. We're planting one of the largest carbon sequestration projects on the planet, scaling engineered bamboo lumber into a primary global construction material, and building the first climate smart buildings and cities.


"WE ARE WORKING TO CREATE A VIABLE BAMBOO ALTERNATIVE TO STEEL, CONCRETE & WOOD."

Bamboo is twice as strong as wood, with 2.5x the tensile strength of steel. This means that bamboo can be used to build tall, green & clean buildings. At RIZOME, we've developed the some of first scalable engineered bamboo lumber based on two decades of materials science, sourcing, regulatory compliance, and

based on two decades of materials science, sourcing, regulatory compliance, and innovation at RIZOME and our sister company Bamboo Living



- 2x stronger than wood
- 2.5x the tensile strength of steel (by weight)
- Greater compressive strength than high-performance concrete
- More earthquake-proof than concrete/steel construction

Finally a Sustainable, Eco-Friendly Way to Build

Bamboo is an exceptional building material that's great for the planet. The more we harvest, the faster it grows, sequestering carbon at the highest drawdown rate of any known land based plant or technology, restoring watersheds, providing wildlife habitat, and supporting small farmers and indigenous communities.

- 10x carbon sequestered vs. trees (200+ tonnes /hectare/year!)
- Uses only ~8% the land area of wood
- Unique rhizome/root structure restores watersheds and prevents erosion
- Perennial grass: the more we harvest, the faster it grows!



We're Planting One of the Largest Reforestation Initiatives on the Planet

RIZOME's goal as we plant bamboo for our supply chain

Our goal is to draw 10 gigatons of CO_2 from the atmosphere by 2050—that's ~1% of the total man-made greenhouse gas emissions. How? Bamboo sequesters 10x more carbon than trees based on biomass studies conducted for RIZOME by university experts.


10 GIGATONS CO2
DRAWDOWN BAMBOO
REFORESTATION

Bamboo will Replace 2% of Global Building Materials by 2050



RiZOME's goal as bamboo becomes a mainstream building material

Anything wood can build, bamboo can build better, stronger, and more sustainably— and as we scale production we will be able to sell bamboo products for the same price as wood products. This $1 trillion building materials market is in a stage of hyper growth, pushed to unprecedented levels of demand through a combination of soaring lumber prices and growing eco-consciousness.



$1 Trillion
Total Addressable Market
MARKET SIZE
($ BILLIONS)
$1,250
$1,000
$750
$500
$250
$0
Current
Slat Cost
Wood
Cost Parity
$3.00 $2.50 $2.00 $1.50 $1.00 $.85 $.60 $.45 $.35 $.30 $.25 $.24 $.23 $.22 $.20
SLAT PRICE
As slat price decreases, we access a larger total addressable market

Based on RIZOME's expected reduction in COGS as production increases



Why Investors
Love RIZOME

Our investors agree that modern development doesn't have to be a compromise between ecological health and human wellbeing and creativity. RIZOME gives investors a winning combination of team, vision, traction, and competitive edge, along with the opportunity to be part of building a more sustainable future.



"I'M VOTING WITH MY DOLLARS TO HAVE A POSITIVE IMPACT ON THE FUTURE HEALTH OF OUR GREAT SPECIES, AND ALL THE OTHER GREAT SPECIES THAT DESERVE TO CONTINUE TO EXIST." -JASON V.
"WE NEED MORE COMPANIES WORKING TO SHOW THE MARKET THAT RESTORATIVE ENDEAVORS ARE MORE PROFITABLE THAN DESTRUCTIVE ENDEAVORS" -DEVIN C.
"IT IS A GREAT OPPORTUNITY TO INVEST IN A GROUP THAT CLEARLY UNDERSTANDS A CIRCULAR, SUSTAINABLE FUTURE." -ELIZABETH M.



500 Bamboo Residential
Developments Over 25 Years

500 residences designed through our sister company, Bamboo Living

Our stellar team includes serial entrepreneurs, eco-specialists, engineering experts, and many more. Through our sister company, Bamboo Living, hundreds of bamboo residential developments have been designed using structural bamboo which has perfected our approach-- and we're just getting started...



500 Bamboo Residential
Developments over 25 Years

Troy Carter Head of Growth | **Russell Smith** President | **David Sands** Head of Product | **Fred Murrell** Chairman

Ben Sandzer-Bell - Head of Carbon • **Joe Andrews** - Technical Advisor

We Have Access to the Largest Bamboo Supply in the World

We harvest the best giant bamboo in the world from a vast network of small farmers and indigenous groups throughout SE Asia. After splitting, treating, and bonding, our final product is long-lasting, fire-resistant, and earthquake-proof plywood and thick timbers—at a lower cost than other suppliers.

Competitive Advantages

Supply
Large Bamboo Supply

Vertical Integration
70% Lower Cost of Production

Team
20 Years Bamboo Building + ICC Code Pioneers

Developing Bamboo Innovation Hub
- Partner with manufacturers to engineer new applications for bamboo
- Rapid prototyping
- Custom manufacturing services

Bamboo Carbon Credit Methodology
- 3rd party feasibility analysis completed
- University biomass study for carbon sequestration valuation established
- Distribution channel agreement in place for millions of carbon credit sales

The Future is Big for RIZOME

Cost advantage based on comparable US retail prices of comparable products

Your investment is helping us rise-up to commercially scaled production levels at a leased factory in the port city of Cagayan de Oro, Philippines. This factory begins production in October and will allow us to laminate bamboo into 4′x8′ veneers and panels.

In 2019 we helped fund a prototype factory in the province with a local contracted manufacturing company with our team embedded for day-to-day quality & inventory related operations. This contracted manufacturing company produced small batch production of bamboo slats exclusively for RIZOME which we sold to customers as part of our market development program.

The company's next manufacturing center provides sufficient space for us to expand production through 2024—by then we will have one of the largest bamboo manufacturing facilities in the world. We will continue to work with contracted manufacturing companies in the provinces to source bamboo raw materials and semi-processed manufacturing inputs to our company operated manufacturing center in Cagayan de Oro. In addition, in the 4th quarter of 2021, we plan to raise additional capital to develop manufacturing centers in other countries in S.E. Asia and the USA.*

*These projections cannot be guaranteed.



Prototype
Production
Expand

2020 - Prove product-market fit with launch customers

2021 - Launch commercial scale manufacturing

2022 and beyond - manufacturing capacity added to the factory to meet demand

Why Invest Now?

We believe world is on the brink of a bamboo revolution, and RIZOME is at the core of this revolution. By investing now, you get the opportunity to grow your investment in this exciting, rapidly growing market, while contributing to a more sustainable, regenerative, and equitable future.



5-Year Revenue Projections
$100M
$90M
$80M
$70M
$60M
$50M
$40M
$30M
$20M
$10M
$0M
2021
2022
2023
2024
2025
Forward-looking projections cannot be guaranteed

Feel-Good Perks

An investment in RIZOME could offset your carbon footprint for an entire lifetime. For every investment of $250 or more, we donate hyper-efficient carbon sequestering bamboo clumps to our indigenous partners, creating a win-win-win for you, them, and the only planet we have. Join us!



$250+
We'll donate 10 bamboo clumps to our indigenous partners and offset your carbon footprint for 3 months!



$500+
We'll donate 20 bamboo clumps to our indigenous partners and offset your carbon footprint for 6 months!



$1,000+
We'll donate 400 bamboo clumps to our indigenous partners and offset your carbon footprint for a year!



$10,000+
We'll donate 400 bamboo clumps to our indigenous partners and offset your carbon footprint for 10 years!




$100,000+
We'll donate 4,000 bamboo clumps to
our indigenous partners and offset
your carbon footprint for 100 years!


Invest in
RIZOME


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